UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Q1 2015 Results Presentation

Item 1

Q1 2015 Results

Mr. Stefan Borgas | President & CEO

May 13, 2015

Important Legal Notes

The information delivered or to be delivered to you does not constitute an offer or a recommendation to do any transaction in Israel Chemicals Ltd. (ICL)
securities.

Certain statements in this presentation and other oral and written statements made by ICL from time to time, are forward-looking statements, including, but not limited to, those that discuss strategies, goals, outlook or other non-historical matters; or project revenues, income, returns or other financial measures.  These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements, including, among others, the following: (a) Crisis in financial markets;(b) War or terror operations;(c) Impacts on sales of fertilizers (product prices, government policies and weather); (d) Subjection to legislative and licensing restrictions;(e) Exposure relating to environmental protection and safety;(f) Third party liability and product liability; (g) Volatility in the markets that affects the demand for some of the products; (h) Concessions and permits; (i) Natural disasters; (j) Water level in Pond 150 in Dead Sea;(k) Dependence on seaports, transportation and loading in Israel. We caution you that the above list of important factors is not comprehensive. We refer you to filings that we have made and shall make with the TASE and the U.S. SEC, including under "Risk Factors" in our prospectus. They may discuss new or different factors that may cause actual results to differ materially from this information.

All information included in this document speaks only as of the date on which they are made, and we do not undertake any obligation to update such information afterwards.

Some of the market and industry information is based on independent industry publications or other publicly available information, while other information is based on internal studies. Although we believe that these independent sources and our internal data are reliable as of their respective dates, the information contained in them has not been independently verified and we can not assure you as to the accuracy or completeness of this information.

Readers and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information.

Highlights & Financial Results

* Gains from divestitures over compensated the impact of the strike

* Operational Excellence activity around the world continued to progress at or above target

* Most of our growth initiatives progress ahead of schedule

$ millions                Q1 15    Q1 14    % change      Q4 14     % change
Revenues                    1,403    1,613        (13.0)%   1,403              0.0%
Reported operating income      315      243         29.6%      174          81.0%
Reported operating margin  22.5%    15.1%                  12.4%
Reported net income            217      131         65.6%        85       155.3%
 Net income margin         15.5%      8.1%                      6%

Highly Profitable Investment into Operational Excellence in Israel

Strike impact on net income

Period	Total ICL ($M)
Q1 2015 (accounting)	(76)
Q2 2015E (accounting)	(175)
Total (accounting)	(250)

Benefits – continuous operational improvements

Total economic impact ($M, NPV)	~(130)
Total benefits ($M, NPV)	~300
Benefit from bromine price increase – estimated annual contribution ($M/year)	~ 20
Higher than expected recovery of potash in the ponds	5-10% of production
Ability to implement ongoing productivity improvements in ICL DS and Neot Hovav	Potential upside

NPV of economic benefit:
at least $150 – 200 million

Where needs take us
4

Business Environment & Major Developments

ICL Fertilizers

* Potash supply contracts with Chinese customers at last year's quantities with higher price

* Record sales of phosphate rock, elevated phosphoric acid production and lower costs, offset higher sulfur costs -- due to results of Operational Excellence

* Continued improvement at ICL UK:

[] the highest production and operating margins since Q1 2013

ICL Industrial Products

* Inventory position helped to moderate the impact of the strike in Q1

* Tight supply led to higher than expected increase in bromine and derivatives prices supporting recovery in 2H2015

* Launch of SAFR as the industry's instrument for upgrading bromine safety and increase innovation, to become industry standard

ICL Performance Products

* Food Specialty business ahead of plan due to the successful integration of
Prolactal

* Major divestitures of non-core businesses near completion

* Business negatively impacted by competitive environment, currency fluctuations and lower fire safety sales

Significant Cash Flow Contribution from Divestitures

[] Divestitures net proceeds recognized in Q1 2015 cash flow - $345  million []
Capital gain from divestitures - $209  million.  Net of taxes - $156  million

[] Additional potential divestitures in process:

ICL Efficiency and Excellence Initiatives Contribution -- Q1 2015

Contribution by segment

Contribution by project

[] Efficiency and excellence initiatives contributed ~$30M  in Q1 2015 vs.  Q1
2014 [] Total run-rate estimated for Year End 2015*- $240M

* Compared to 2013

Operational Excellence at ROTEM and ICL UK



ICL Rotem performance
Q1-13
Q2-13
Q3-13
Q4-13
Q1-14
Q2-14
Q3-14
Q4-14
Q1-15
Green Phosphoric Acid production '000t
Operating income %
Sulphur price trend line*

Demonstrated Efficiency at Rotem

- Average headcount decreased by 9% in Q1 15 vs Q1 14
- Green phosphoric acid Production increased by over 40% vs Q1 14
- White phosphoric acid production cost decreased by 6% vs Q1 14 despite an increase in sulfur prices of 41%
- Additional upside from downstream specialty products

Improving operations at ICL UK

- Potash production has increased by over 40% vs Q1 14
- Polysulphate production increased by 150%
- Cost /tonne over 20% lower vs 2014 average
- Operating margins in the last 6 months about 20% higher than 2013 average, despite lower potash prices



ICL UK performance
Q1-13
Q2-13
Q3-13
Q4-13
Q1-14
Q2-14
Q3-14
Q4-14
Q1-15
Potash production '000t
Operating income %
Potash price trend line**

* Middle east spot FOB
** Std potash Vancouver FOB

Where needs take us

8

Continued Deliverance on Our Growth Strategy

Growth initiatives progress – Q1 2015

Organic Growth	
Phosphates	Higher volumes in all product categories due to operational improvements
Potash	Increased production and sales from ICL UK
Polysulphate	On track to sell above 150K tonnes in 2015 vs. ~50K tonnes in 2014
Potash and salts	Agreement signed to produce and market 1.5M tonnes vacuum salt and 50K tonnes white potash a year

External Growth	
Food Specialties	Closure of acquisition of Prolactal. Q1 sales and profit better than expected
Phosphates China	Signing MOU for a joint R&D center, agreement on early start-up of industrial phosphates
Potash	Tender offer for Allana Potash, develop a large scale mine in Ethiopia
Specialty Fertilizers	Plan to construct a large scale NOP (Nitrate of Potash) plant

Where needs take us
9

ICL Rotem Awarded 2(nd) Place in

IFA's Green Leaf Award

* The Green Leaf Award is a biennial contest for excellence in safety, health and environment, held by the International Fertilizer Association (IFA)

* ICL Rotem was rewarded the outstanding 2nd place in recognition of its comprehensive and innovative activity in phosphate mines restoration and reclamation:

ICL Fertilizers representatives receiving the award from

IFA's members

In the middle: Mr. Yakov Kahlon, Chief Operating Officer| Phosphate &
Fertilizers and Mr. Yigal Levi, Mine Reclamation Planning & Control Manager

Financial Results

 (Mr. Kobi Altman)Executive VP & CFO

Q1 2015 Results

$ millions                Q1 15  Q1 14  % change   Q4 14   % change
Revenues                  1,403  1,613    (13.0)%  1,403         0.0%
Operating Income             315    243     29.6%     174      81.0%
Adjusted operating income    275    251       9.6%    200      37.5%
Operating margin          19.6%  15.6%             14.3%
Net income                   217    131     65.6%       85    155.3%
Adjusted net income          193    189       2.1%    108      78.7%

 Q1 2015 Operating income adjustments

 Q1 2015 Net income adjustments

Segment Results

                 Potash      Phosphates and   Industrial      Performance
                             Fertilizers      Products        Products
US$ millions
                 Q1/    Q1/  Q1/         Q1/  Q1/        Q1/  Q1/      Q1/
                 2015   2014 2015        2014 2015       2014 2015     2014
Sales            377    491  452         465  283        377  364      391
Operating income 92     146  43          30   -16        34   205      40
Adjusted
                 177    146  43          37   32         34   30       40
operating income

Sales breakdown by segment

Adjusted Operating income breakdown by segment

Potash Bridge Analysis

 Sales ($M)

 Operating income ($M)

Phosphates and Fertilizers

 Sales ($M)

 Operating income ($M)

Numbers may not add up due to rounding

Industrial Products

 Sales ($M)

 Operating income ($M)

Numbers may not add due to rounding

Performance Products

 Sales ($M)

 Operating income ($M)

Numbers may not add due to rounding

Improved Financial Position

[] Reduction of net debt by $190M  to less than $2.5B

[] Maturities postponed as a result of the latest club deal

ICL maturities March 31, 2015* ($M)

* Total debt: $2.7Bn. Avg. Interest 3%

* Long-term credit facilities: $1.7B & []127M. Unutilized: $1.2B.

* Exclude securitization of $305M and a short term renewable loan of $51M

Thank You

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: May 13, 2015